40-33

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

811-7758
Branch 18

March 24, 2006

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund

S:\srr\litigation\Boyce v IFG and AIM\Corr\L-032306SEC.doc
032306 (1) vtt

AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons, a copy of **Motion For Leave to Submit Supplemental Authority in Support of Plaintiffs' Opposition to Defendants' Motions to Dismiss** in *Richard T. Boyce v. A I M Management Group, Inc., et al.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund

AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM BOYCE, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2587 (Consolidated) Judge Keith P. Ellison

MOTION FOR LEAVE TO SUBMIT SUPPLEMENTAL AUTHORITY IN SUPPORT OF PLAINTIFFS' OPPOSITION TO DEFENDANTS' MOTIONS TO DISMISS

Plaintiffs respectfully move this Court for leave to submit the recent decision of *In re Oppenheimer Funds Fees Litigation*, No. 04-7022, 2006 U.S. Dist. LEXIS 9882 (S.D.N.Y. Mar. 10, 2006) ("*Oppenheimer*") (attached as Exhibit A) which further supports Plaintiffs' claim under Section 36(b) of the Investment Company Act ("Section 36(b)"). In *Oppenheimer*, a case with a theory of recovery under Section 36(b) similar to this case, Judge Rakoff sustained the plaintiffs' Section 36(b) claim against the investment advisers. In so ruling, Judge Rakoff acknowledged that the Federal Rules of Civil Procedure require only notice pleading to survive dismissal when he held that that the plaintiffs' Section 36(b) allegations met the "minimal pleading requirements of Rule 8(a)." *Id.* at 7.

In this case, Defendants have submitted authority from the Southern District of New York to argue that Plaintiffs' Section 36(b) claim should not be sustained. *See In re Goldman Sachs Mut. Funds Fee Litig.*, No. 04-2567, 2006 U.S. Dist. LEXIS 1542 (S.D.N.Y. Jan. 17, 2006); *In re Eaton Vance Mut. Funds Fee Litig.*, 403 F. Supp. 2d 310 (S.D.N.Y. 2005) (decision on reconsideration); *In re Davis Selected Mut. Funds Litig.*, No. 04-4186, 2005 U.S. Dist.

LEXIS 23203 (S.D.N.Y. Oct. 11, 2005); *In re Eaton Vance Mut. Funds Fee Litig.*, 380 F. Supp. 2d 222 (S.D.N.Y. 2005)(motion to dismiss).[1] Judge Rakoff, however, sustained the plaintiffs' Section 36(b) claims despite the fact that these other Southern District of New York Judges had dismissed Section 36(b) claims based on similar theories. In sustaining the plaintiffs' Section 36(b) claims, Judge Rakoff chose to consider the factual allegations underlying the plaintiffs' Section 36(b) claim independently of these other opinions.

While Judge Rakoff also dismissed the balance of the plaintiffs' claims, Plaintiffs disagree with these other rulings for the same reasons as explained in Plaintiffs' Opposition to Defendants' Motions to Dismiss and submissions of supplemental authority.

While Judge Rakoff also dismissed the balance of the plaintiffs' claims, Plaintiffs disagree with these other rulings for the same reasons as explained in Plaintiffs' Opposition to Defendants' Motions to Dismiss.

Dated: March 23, 2006

---

[1] In another mutual funds excessive fee case in the Southern District of New York, Judge Kram agreed with the plaintiffs' theory of recovery by initially upholding the plaintiffs' Section 36(b) claim. *In re AllianceBernstein Mut. Fund Excessive Fee Litig.*, No. 04-4885, 2005 U.S. Dist. LEXIS 24263 (S.D.N.Y. Oct. 19, 2005). Although Judge Kram later reversed her ruling and dismissed the plaintiffs' Section 36(b) claims, she did *not* disagree with the plaintiffs' theory of recovery but rather held that the plaintiffs had not pled facts within the correct time period. *See In re AllianceBernstein Mut. Fund Excessive Fee Litig.*, No. 04-4885, 2006 U.S. Dist. LEXIS 939 (S.D.N.Y. Jan. 11, 2006). In light of this ruling, the plaintiffs in that case submitted a motion for leave to amend their complaint which is currently pending before Judge Kram.

Respectfully submitted,

SUSMAN GODFREY L.L.P.

s/ Carolyn P. Courville

Carolyn P. Courville
Texas State Bar No. 24007042
S.D. Admissions No. 22958
Stephen D. Susman
Texas State Bar No. 19521000
S.D. Admissions No. 03257
1000 Louisiana, Suite 5100
Houston, Texas 77002
Telephone (713) 651-9366
Facsimile (713) 654-6666
E-mail ssusman@susmangodfrey.com

Attorney-In-Charge for Plaintiffs

OF COUNSEL:
Carolyn P. Courville
Texas State Bar No. 24007042
S.D. Admissions No. 22958
SUSMAN GODFREY L.L.P.
1000 Louisiana, Suite 5100
Houston, Texas 77002
Telephone (713) 651-9366
Facsimile (713) 654-6666
E-mail ssusman@susmangodfrey.com
ccourvil@susmangodfrey.com

MILBERG WEISS BERSHAD & SCHULMAN L.L.P.
Michael R. Reese
S.D. Admissions No. 206773
Steven G. Schulman
Janine L. Pollack (admitted *pro hac vice*)
Jerome M. Congress (admitted *pro hac vice*)
Kim E. Miller (admitted *pro hac vice*)
One Pennsylvania Plaza
New York, New York 10119-0165
Telephone (212) 594-5300
Facsimile (212) 868-1229

BERNSTEIN LITOWITZ BERGER & GROSSMANN, LLP
Alan Schulman (admitted *pro hac vice*)
Robert S. Gans (admitted *pro hac vice*)
Jerald D. Bien-Willner (admitted *pro hac vice*)
12481 High Bluff Drive, Suite 300
San Diego, CA 92130
Telephone (858) 793-0070
Facsimile (858) 793-0323

Co-Lead Counsel for Plaintiffs

Of Counsel:

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Richard A. Maniskas
Three Bala Plaza East, Suite 400
Bala Cynwyd, Pennsylvania 19004
Telephone (610) 667-7706
Facsimile (610) 667-7056

STULL, STULL & BRODY
Jules Brody
Aaron Brody
6 East 45th Street
New York, New York 10017
Telephone (212) 687-7230
Facsimile (212) 490-2022

WEISS & LURIE
Joseph H. Weiss, Esq.
Richard Acocelli
551 Fifth Avenue, Suite 1600
New York, New York 10176
Telephone (212) 682-3025
Facsimile (212) 682-3010

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven
Marshall N. Perkins
The World Trade Center – Baltimore
401 East Pratt Street, Suite 2525
Baltimore, Maryland 21202
Telephone (410) 332-0030
Facsimile (410) 685-1300

HOEFFNER & BILEK
Thomas E. Bilek
Texas State Bar No. 02313525
440 Louisiana, Suite 720
Houston, TX 77002
Telephone (713) 227-7720
Facsimile (713) 227-9404

CERTIFICATE OF SERVICE

☑ I hereby certify that on March 23, 2006, I electronically transmitted the attached document to the Clerk of Court using the ECF System for filing and transmittal of a Notice of Electronic Filing to the following ECF registrants:

Charles S. Kelley ckelley@mayerbrownrowe.com
MAYER, BROWN, ROWE & MAW LLP
700 Louisiana Street, Suite 3600
Houston, TX 77002
Facsimile (713) 224-6410
Counsel for Defendants Robert, H. Graham, Mark H. Williamson, AIM Management Group Inc., INVESCO Funds Group Inc., and AIM Advisors Inc. and the Nominal Defendants

Daniel A. Pollack dapollack@pollacklawfirm.com
Martin I. Kaminsky mikaminsky@pollacklawfirm.com;
Edward T. McDermott etmcdermott@pollacklawfirm.com;
Anthony Zaccaria azaccaria@pollacklawfirm.com
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, N.Y. 10036
Facsimile (212) 575-6560

Michael K. Oldham moldham@gibbs-bruns.com
GIBBS & BRUNS, L.L.P.
1100 Louisiana Street, Suite 5300
Houston, TX 77002
Facsimile (713) 750-0903
Counsel for Defendants Robert, H. Graham, Mark H. Williamson, AIM Management Group Inc., INVESCO Funds Group Inc., and AIM Advisors Inc.

Paul D. Flack pflack@nickenskeeton.com
NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis Street, Suite 7500
Houston, TX 77002
Facsimile (713) 571-9652
Counsel for Defendants Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley; Louis S. Sklar; Victor L. Andrews, Ph.D., Bob R. Baker, Lawerence H. Budner, James T. Bunch, Fred A. Deering, Gerald J. Lewis, John W. McIntyre, and Larry Soll, Ph.D.

☑ I hereby certify that on March 23, 2006, served the attached document by U.S. mail on the following, who are not registered participants of the ECF System:

Jeremy Gaston jjgaston@mayerbrownrowe.com
Christopher Richart cjrichart@mayerbrownrowe.com
MAYER, BROWN, ROWE & MAW LLP
700 Louisiana Street, Suite 3600
Houston, TX 77002
Facsimile (713) 224-6410
Counsel for Defendants Robert, H. Graham, Mark H. Williamson, AIM Management Group Inc., INVESCO Funds Group Inc., and AIM Advisors Inc. and the Nominal Defendants

Jacks C. Nickens jnickens@nickenskeeton.com
NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis Street, Suite 7500
Houston, TX 77002
Facsimile (713) 571-9652
Counsel for Defendants Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley; Louis S. Sklar; Victor L. Andrews, Ph.D., Bob R. Baker, Lawerence H. Budner, James T. Bunch, Fred A. Deering, Gerald J. Lewis, John W. McIntyre, and Larry Soll, Ph.D.

s/ Carolyn P. Courville
Carolyn P. Courville

EXHIBIT A

IN RE OPPENHEIMER FUNDS FEES LITIGATION; This document relates to: All Actions

04 Civ. 7022 (JSR)

UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK

2006 U.S. Dist. LEXIS 9882

March 10, 2006, Decided
March 13, 2006, Filed

COUNSEL: [*1] For Stephen R. Alexander, Marilyn J. Irey, Richard M. Cross, Setsuko Tiffen, Francisco Tan, Dorothie Spector, Abraham Spector, Hugh Sharkey, Harry Richards, George Muehl, Donald Lopez, Randall Heyward, Delight Erickson, Bradley J. Leshyn, Barbara Ploener, Edwin Pennefather, Karol McClintock, George E. Klump, Victoria Ann Hendon, George R. Perry, Plaintiffs: Kim Elaine Levy, Milberg Weiss Bershad & Schulman LLP, New York, NY.

For Marc D. Grobler, Plaintiff: James Abram Harrod, III, Wolf Popper LLP, New York, NY; Kim Elaine Levy, Milberg Weiss Bershad & Schulman LLP, New York, NY.

For Oppenheimerfunds, Inc., Oppenheimerfunds Services, Oppenheimerfunds Distributor, Inc., Defendants: Gina Marie Rossettie, Samuel A. Gunsburg, William Kennedy Dodds, Dechert, LLP, New York, NY.

For Massachusetts Mutual Life Insurance Company, Defendant: John P. Hooper, Robert Novack, Edwards Angell Palmer & Dodge, LLP, New York, NY.

For John V. Murphy, Defendant: Michael S. Doluisio, Dechert LLP, Philadelphia, PA; Gina Marie Rossettie, Samuel A. Gunsburg, William Kennedy Dodds, Dechert, LLP, New York, NY.

For Clayton K Yeutter, Robert G. Galli, Joel W. Motley, Edward V. Regan, Defendants: [*2] Robert J. Ward, Mayer, Brown, Rowe & Maw, LLP, New York, NY.

For Rober G. Galli, Joel W. Motley, Clayton K Yeutter, Defendants: John Matthew Conlon, Mayer, Brown, Rowe & Maw, LLP, New York, NY.

For Phillip A. Griffiths, Kenneth A. Randall, Edward V. Regan, Russell S. Reynolds, Jr., Donald W. Spiro, James C. Swain, William L. Armstrong, Robert G. Avis, George C. Bowen, Edward L. Cameron, Jon S. Fossel, Sam Freedman, Beverly L. Hamilton, Robert J. Malone, F. William Marshall, Jr., Richard P. Grabish, Benjamin Lipstein, Elizabeth B. Moynihan, Thomas W. Courtney, Paul Y. Clinton, Lacy B. Herrmann, Brian Wruble, Ronald J. Abdow, Joseph M. Wikler, Peter I. Wold, Eustis Walcott, Oppenheimer Quest Value Fund, Defendants: John Matthew Conlon, Robert J. Ward, Mayer, Brown, Rowe & Maw, LLP, New York, NY.

For Connie Bechtolt, Katherine P. Feld, Kathleen T Ives, Denis R Molleur, Philip Vottiero, Brian W Wixted, Robert G Zack, Defendants: William Kennedy Dodds, Dechert, LLP, New York, NY.

For Oppenheimer Developing Markets Fund, Oppenheimer International Small Company Fund, Oppenheimer International Growth Fund, Oppenheimer Global Fund, Oppenheimer International Value Fund, Oppenheimer [*3] Quest International Value Fund, Inc., Oppenheimer Global Opportunities Fund, Oppenheimer Growth Fund, Oppenheimer Capital Appreciation Fund, Oppenheimer MidCap Fund, Oppenheimer Enterprise Fund, Oppenheimer Discovery Fund, Oppenheimer Emerging Growth Fund, Oppenheimer Main Street Fund, Oppenheimer Equity Fund, Inc., Oppenheimer Main Street Opportunity Fund, Oppenheimer Main Street SmallCap Fund, Oppenheimer Principle Protected Main Street Fund, Oppenheimer Value Fund, Oppenheimer SmallCap Value Fund, Oppenheimer Quest Opportunity Value Fund, Oppenheimer Quest Capital Value Fund, Oppenheimer Quest Balanced Fund, Oppenheimer Balanced Fund, Oppenheimer Capital Income Fund, Oppenheimer Convertible Securities Fund, Oppenheimer Emerging Technologies Fund, Oppenheimer Gold & Special Minerals Fund, Oppenheimer Real Asset Fund, Oppenheimer Real Estate Fund, Oppenheimer Disciplined Allocation Fund, Oppenheimer International Bond Fund, Oppenheimer High Yield Fund, Oppenheimer Champion Income Fund, Oppenheimer Strategic Income Fund, Oppenheimer Total Return Bond Fund, Oppenheimer Bond Fund, Oppenheimer Senior Floating Rate Fund, Oppenheimer U.S. Government Trust, Oppenheimer Limited-Term Government [*4] Fund, Oppenheimer Capital Preservation Fund, Oppenheimer California Municipal Fund, Oppenheimer New Jersey Municipal Fund, Oppenheimer Amt-Free New York Municipals, Oppenheimer Amt-Free Municipals, Oppenheimer Limited Term Municipal Fund, Oppenheimer Rochester National Municipals, Oppenheimer Pennsylvania Municipal Fund, Oppenheimer Rochester Fund Municipals, Oppenheimer Limited-Term New York Municipal Fund, collectively, the "Oppenheimer Funds", Nominal Defendants: John Matthew Conlon, Robert J. Ward, Mayer, Brown, Rowe & Maw, LLP, New York, NY.

JUDGES: JED S. RAKOFF, U.S.D.J.

OPINIONBY: JED S. RAKOFF

OPINION:

MEMORANDUM ORDER

JED S. RAKOFF, U.S.D.J.

The plaintiffs in these consolidated cases (and proposed class action) are current and former shareholders in 23 of 51 Oppenheimer mutual funds ("the Funds"), all 51 of which are here named as "nominal defendants." See Second Amended Consolidated Class Action Complaint ("Complaint") PP18-38, 84. n1 Plaintiffs allege, in essence, that a parent *corporation* (OppenheimerFunds, Inc.), two affiliates (OppenheimerFunds Services and OppenheimerFunds Distributor, Inc.), and a group of trustees, directors, and officers common to the Funds, caused [*5] improper secret payments to be made from the Funds' assets to various brokerage firms in order to induce those firms to market the Funds more aggressively in a manner benefitting the parent and its affiliates at the expense of the Funds. See id. PP3-4. Plaintiffs also allege that OppenheimerFunds, Inc. and OppenheimerFunds Services (collectively, "Adviser Defendants") inflated their own fees to finance some of these payments and failed to pass onto investors any economies of scale generated by increases in the Funds' assets. Id. PP150, 220. The plaintiffs further allege that these practices breached fiduciary duties owed plaintiffs under the Investment Company Act, *15 U.S.C. § 80a-1* et seq., (the "ICA"), the Investment Advisers Act, *15 U.S.C. § 80b-1* et seq. (the "IAA"), and state common law, and unjustly enriched various of the defendants in violation of state law. See Complaint PP1, 203-51. Pending before the Court is defendants' motion to dismiss each of the eight counts of the Complaint.

n1 The action was originally assigned to another judge, and was reassigned to the undersigned on November 1, 2005.

[*6]

In counts 1, 2, and 4, plaintiffs allege violations of ICA § § 34(b), 36(a), and 48(a), respectively. ICA § 34(b) makes it unlawful to include any affirmative misrepresentation or misleading half-truth in a document filed pursuant to the ICA. *15 U.S.C. § 80a-33*(b). ICA § 36(a) authorizes the Securities and Exchange Commission to bring an action against the officers and directors of investment advisory boards for breach of fiduciary duty. *15 U.S.C. § 80a-35*(a). ICA § 48(a) makes it unlawful for any person to cause another person to violate the provisions of the ICA. *15 U.S.C. § 80a-47*(a).

None of these provisions expressly provides for a private right of action, nor do they contain the kind of "rights-creating language" necessary to imply such a cause of action. See *Alexander v. Sandoval, 532 U.S. 275, 288 (2001); Olmsted v. Pruco Life Ins. Co., 283 F.3d 429, 433-36 (2d Cir. 2002)*. Section 36(a) explicitly authorizes an alternative method of enforcement, see *Sandoval, 532 U.S. at 289-90*. Moreover, Congress' express provision of a private right of action [*7] to enforce § 36(b) of the ICA (see infra) suggests that it did not intend to create private rights of action under these other provisions. Accordingly, counts 1, 2, and 4 must be dismissed with prejudice.

Counts 6 and 7, which allege violations of state common law, must be dismissed because they seek to obtain direct recovery for claims that are, at best, derivative. Under the applicable laws of Massachusetts and Maryland that, the parties agree, govern this issue, a shareholder who suffers an injury caused by a defendant's misconduct toward the corporation that diminishes the value of the shareholders' interest may sue only on behalf of the corporation, that is to say, derivatively, and then only if the corporation refuses to sue upon request. *Tafflin v. Levitt, 608 A.2d 817, 819-20 (Md. Ct. Spec. App. 1992); Pagounis v. Pendleton, 753 N.E.2d 808, 812 (Mass. App. Ct. 2001)*. Here, the allegation common to these counts is that fees and expenses were charged to the Funds for improper purposes that benefitted Oppenheimer and its affiliates. n2 If true, this allegation states a harm directly to the Funds and only derivatively to the plaintiffs. [*8] See *Strougo v. Bassini, 282 F.3d 162, 174 (2d Cir. 2002)*. To hold otherwise simply because the payment of the fees from the Funds' assets results in an immediate adjustment to each shareholder's account or because the amount of the fees varies among different classes of shareholders would accord shareholders the benefit of the corporate form, i.e., limited liability, without the complementary limitation on a shareholder's right to sue directly for injuries to the corporation. Accordingly, counts 6 and 7 must likewise be dismissed. n3

n2 Despite some language in the Complaint arguably suggesting otherwise, plaintiffs acknowledged at oral argument that all such fees were paid out of the Funds' assets. Transcript, 2/17/06, at 42.

n3 This dismissal must be with prejudice, since, for reasons discussed infra, plaintiffs have already shown that they are unable to adequately plead that making a demand on the Funds to sue would be a futility.

In count 5, plaintiffs do essay a derivative claim, [*9] but they concede that no pre-suit demand to sue was made on the Funds' boards, as required by state law. See, e.g., *Werbowsky v. Collomb, 766 A.2d 123, 133-34 (Md. 2001); Harhen v. Brown, 730 N.E.2d 859, 865 (Mass. 2000)*. n4 Although they allege in conclusory fashion that such a demand would have been futile, see compl. PP194-202, they have failed, even in their Second Amended Complaint, to come forth with the requisite particularized allegations, see *Fed. R. Civ. P. 23.1*, showing that the Funds are incapable of independent, disinterested evaluation of these claims. See, e.g., *Werbowsky, 766 A.2d at 143-44; Harhen, 730 N.E.2d at 864-66 & n.5*. Moreover, at oral argument, plaintiffs conceded that they knew of no additional facts on this score that they could add to the complaint if the Court were to permit them to replead. Transcript, 2/17/06, at 68. Accordingly, count 5 must also be dismissed with prejudice.

n4 For reasons stated infra, the Court need not reach defendants' argument that pleading futility is no longer an option under Massachusetts law. See *Mass. Gen. Laws ch. 156D, § 7.42*.

[*10]

Count 8, which alleges unjust enrichment under state common law, is preempted by the Securities Litigation Uniform Standards Act of 1998 (the "SLUSA"), *15 U.S.C. § 78bb(f)*, which prohibits attempts to re-cast certain federal securities claims as state causes of action. Plaintiffs argue that SLUSA is inapplicable because they are suing as holders of shares in the Funds whereas SLUSA only applies "in connection with the purchase and sale of a covered security." *15 U.S.C. § 77p(b)(2)*; see also *Dabit v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 395 F.3d 25, 33 (2d Cir. 2005)*. But a central allegation of the Complaint is that brokers were bribed to steer unsuspecting investors into the Oppenheimer Funds during the class period, so that the class - defined as "all persons or entities who held shares, units, or like interests in any of the Oppenheimer Funds between August 31, 1999 and March 22, 2004," compl. P188 -- necessarily includes individuals who purchased (as well as held) shares during the class period in reliance on the alleged fraud. Dabit, however, expressly "hold[s] that when the class definition includes [*11] persons with SLUSA-preempted claims and does not permit the court to distinguish any non-preempted subclass, SLUSA requires that the claim be dismissed." *Dabit, 395 F.3d at 47*. Although such dismissal may often be without prejudice to repleading, here plaintiffs, though undoubtedly aware of Dabit's requirement, have proved unable even in a Second Amended Complaint to cure this deficiency. Hence, count 8 must also be dismissed with prejudice.

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM BOYCE, Individually and on behalf of all others similarly situated, *et al.*	)	Civil Action No. 4:04cv2587 Judge Keith P. Ellison
Plaintiff,	)	<u>Consolidated with Actions:</u> 04cv2589 04cv2802 04cv2832 04cv2884 04cv3030
vs.	)	
AIM MANAGEMENT GROUP, INC., *et al.*,	)	
Defendants.	)	

ORDER

This Court, having considered the Motion For Leave To Submit Supplemental Authority In Support Of Plaintiffs' Opposition to Defendants' Motions To Dismiss, finds that it should be GRANTED in its entirety and hereby ORDERS:

Plaintiffs are hereby granted leave to submit supplemental authority, attached as Exhibit A to the Motion For Leave To Submit Supplemental Authority In Support Of Plaintiffs' Opposition To Defendants' Motions To Dismiss, and Exhibit A is hereby deemed to be submitted as part of Plaintiffs' Opposition To Defendants' Motion To Dismiss.

The Clerk shall enter this Order and provide a copy to all parties.

Dated March _____, 2006.

Keith P. Ellison
United States District Judge

This leaves count 3, which purports to state a claim under ICA § 36(b) against the Oppenheimer Advisers, and other defendants, for breach of fiduciary duty in inflating their fees so as to provide a slush fund for making some of the illicit payments to brokers. See complaint P220. Although the allegations of the underlying breach are poorly pled, they survive, barely, the minimal pleading requirements of *Rule 8(a), Fed. R. Civ. P.*, see *Swierkiewicz v. Sorema N.A., 534 U.S. 506, 512 (2002)*. However, under the plain language of the statute, the claim may be brought only against the Adviser Defendants, who were the "recipient[s] of such compensation or payments," *15 U.S.C. § 80a-35* [*12] (b)(3), and not against any other defendants, as to whom the count must be dismissed with prejudice. n5

n5 Also, any damages that are eventually recovered must, as plaintiffs acknowledged at oral argument, go to the Funds. See *Daily Income Fund, Inc. v. Fox, 464 U.S. 523, 535 n.11 (1984)*; see also transcript, 2/17/06, at 33.

The Court has considered plaintiffs' other arguments and finds them without merit. Accordingly, the Second Amended Complaint is hereby dismissed with prejudice except for Count 3 to the extent it states a claim against the two Adviser Defendants. Counsel for the plaintiffs and for the Adviser Defendants are directed to jointly telephone Chambers by no later than Wednesday, March 15, 2006 to schedule further proceedings as to count 3. The Clerk of the Court is directed to close this motion (docket numbers 43, 45, 49).

SO ORDERED.

JED S. RAKOFF, U.S.D.J.

Dated: New York, New York

March 10, 2006